Joseph A. Herz, Esq.

Tel 212.801.6926

Fax 212.805.5539

HerzJ@gtlaw.com

May 20, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Sonia Bednarowski

Re:	Nebula Parent Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed May 13, 2020
SEC Comment Letter dated May 19, 2020
File No. 333-237264

Dear Ms. Bednarowski:

This letter is submitted on behalf of Nebula Parent Corp. (the “Company”), Nebula Acquisition Corporation (“Nebula”) and Open Lending, LLC (“Open Lending”) in response to the comments of the staff of the Office of Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter to the Company, dated May 19, 2020, with respect to the above-referenced Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”). The Company is concurrently submitting Amendment No. 3 to the Registration Statement (“Amendment No. 3”) which includes changes in response to the Staff’s comments.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 3. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-4

Material U.S. Federal Income Tax Considerations, page 139

1.

Refer to your response to comment 7. Please explicitly state that the disclosure in the tax consequences section is the opinion of named counsel and identify each material tax consequence being opined upon. Additionally, briefly explain why counsel is opining that the transaction “should” be a tax-deferred contribution and describe the degree of uncertainty.

In response to the Staff’s comment, the Company has revised the disclosure on page 139 of Amendment No. 3 to clearly state that the disclosure in the material tax consequence section is the opinion of Greenberg Traurig, LLP (“GT”) with respect to the holders of the Company’s Class A Common Stock and specifically note each material tax consequence being opined upon. In addition, the Company has revised the disclosure on page 140 of Amendment No. 3 to state that the transaction will be a tax-deferred contribution.

United States Securities and Exchange Commission

Division of Corporation Finance

May 20, 2020

Information About Open Lending

AmTrust Agreement, page 159

2.

We note your revised disclosure on page 159 and 160 regarding your AmTrust Agreement and the CNA Agreement. Please disclose whether the Business Combination will qualify as a change of control under the AmTrust Agreement or the CNA Agreement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 162 and 163 of Amendment No. 3 to clarify that the Business Combination does not qualify as a change of control under either the AmTrust Agreement or the CNA Agreement.

Annexes

Annex A: Business Combination Agreement, page A-1

3.	Please include the amendments to the Business Combination Agreement and the amended Founders Support Agreement as annexes to your proxy statement/prospectus.

In response to the Staff’s comment, the Company has included each of the amendments to the Business Combination Agreement and the Founders Support Agreement as annexes to the proxy statement/prospectus.

*                *                 *

United States Securities and Exchange Commission

Division of Corporation Finance

May 20, 2020

Please do not hesitate to call me at (212) 801-6926 should you have any questions regarding Amendment No. 3 or the above responses.

Sincerely yours,

/s/ Joseph A. Herz
Joseph A. Herz Greenberg Traurig, LLP

cc:	J. Nolan McWilliams

William Schroeder

John Spitz

Adam Clammer